FERMO GROUP, INC.

Allmandring 1/22a-35, Stuttgart, Germany 70569

Tel. 011-49-7211324929

E-mail: fermoinc@gmail.com

May 31, 2012

Mr. Daniel Leslie or Ms. Brigitte Lippmann

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Fermo Group, Inc.

Amendment No.3 to Registration Statement on Form S-1

Filed May 16, 2012

File No. 333-179738

Dear Mr. Daniel Leslie and Ms. Brigitte Lippmann:

This letter shall serve as the request of Fermo Group Inc. pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Tuesday, June 5, 2012, 3:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

By:	/s/	Ilia Sachin
	Name:	Ilia Sachin
	Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)